                                            REGISTRATION STATEMENT NO. 333-59536



      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 2001



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------
                         AMENDMENT NUMBER 1 TO FORM S-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                           SI DIAMOND TECHNOLOGY, INC.
        (Exact Name of small business issuer as specified in its charter)


         STATE OF TEXAS                               76-0273345
  (State or Other Jurisdiction                     (I.R.S. Employer
of Incorporation or Organization)                Identification Number)

   SI DIAMOND TECHNOLOGY, INC.                        TRACY VAUGHT
3006 LONGHORN BOULEVARD, SUITE 107              CHIEF FINANCIAL OFFICER
       AUSTIN, TEXAS 78758                    SI DIAMOND TECHNOLOGY, INC.
         (512) 339-5020                        3006 LONGHORN BOULEVARD
(Address, including zip code, and                 AUSTIN, TEXAS 78758
 telephone number, including area                    (512) 339-5020
 code, of small business issuer's            (Name, address, including zip
   principal executive offices)               code, and telephone number,
                                             including area code, of agent
                                                      for service)

                              --------------------
                                   Copies To:
                                 DONALD T. LOCKE
                               3737 GLENWOOD AVE.
                                    SUITE 400
                          RALEIGH, NORTH CAROLINA 27612

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement has been declared effective.


    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, , check the following box. [X]



    If the registrant elects to deliver its latest annual report to security holder, or a complete and legible facsimile thereof, pursuant to Item 11(a) (i) of this Form, check the following box. [X]


    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [ ]:

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]:


    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]:


    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]



         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                                EXPLANATORY NOTE



         SI Diamond has previously filed Registration Statement Nos. 333-24801, 333-38941, 333-40711, 333-78907, and 333-39146 to register shares of its common stock, as well as shares of its common stock underlying warrants held by certain selling shareholders. Pursuant to Rule 429 of the Securities Act of 1933 this registration statement also serves as a post-effective amendment to the prior registration statements. This Registration Statement eliminates those selling shareholders who have previously sold such shares pursuant to the previous registration statements and also eliminates those selling shareholders to whom the Company no longer has registration obligations. This Registration Statement also registers an additional 3,437,058 shares of common stock or shares of common stock underlying warrants which have not previously been registered.

PROSPECTUS


                          SI DIAMOND TECHNOLOGY, INC.



                        6,813,701 SHARES OF COMMON STOCK
                          (PAR VALUE $.001 PER SHARE)



                       10,080,000 SHARES OF COMMON STOCK
                              UNDERLYING WARRANTS


         The shareholders of SI Diamond Technology, Inc. identified on pages 20 and 21 may offer and sell the shares covered by this Prospectus from time to time. The shares offered for sale:


         -        are presently outstanding, or


         -        underlie certain existing warrants to purchase common stock.

         This offering is not being underwritten. The selling shareholders will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares.

         SI Diamond will receive the proceeds from the exercise of the warrants but will not receive any proceeds from the sale of the shares of common stock by the selling shareholders. SI Diamond will pay substantially all of the expenses of the registration of the sale of the shares. SI Diamond has agreed to indemnify certain of the selling shareholders against certain civil liabilities, including liabilities under the Securities Act of 1933. See "Plan of Distribution and Selling Shareholders."

         SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN RISK FACTORS WHICH YOU SHOULD CONSIDER. YOU SHOULD READ THE ENTIRE PROSPECTUS BEFORE MAKING AN INVESTMENT DECISION.


         SI Diamond's common stock is traded and quoted on the OTC Bulletin Board under the symbol "SIDT". On June 25, 2001, the closing price of the common stock as reported on the OTC Bulletin Board was $1.13 per share.


         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                 ---------------


                  The date of this Prospectus is June _, 2001.

                               PROSPECTUS SUMMARY


         The following summary highlights all of the material information from this document. You should read carefully this entire document and the documents to which we have referred you. Unless the context otherwise requires, the term "SI Diamond" refers to SI Diamond Technology, Inc. and its subsidiaries.


                                   SI DIAMOND

         The executive offices of SI Diamond are located at 3006 Longhorn Boulevard, Suite 107, Austin, Texas 78758, and its telephone number is (512) 339-5020.

                                  THE OFFERING


         This prospectus relates to 16,893,701 shares of common stock, par value $.001 per share, of SI Diamond Technology, Inc., a Texas corporation, which may be offered for sale by certain shareholders of the Company from time to time. The shares offered for sale:



         -        are presently outstanding, or


         -        underlie certain existing warrants to purchase common stock.


         As of June 25, 2001, the Company had the following securities outstanding covered by this Prospectus:




                                                    SHARES COVERED
                   SECURITY DESIGNATION             BY PROSPECTUS
                   --------------------             --------------
                Common stock                          6,813,701

                Common stock underlying
                warrants                             10,080,000



         The exercise price of the warrants ranges from $1.00 to $2.15 per share and the warrants expire at various dates through 2006.



         -------------------


         See "Plan of Distribution and Selling Shareholders."

                              PLAN OF DISTRIBUTION



         This offering is not being underwritten. The selling shareholders directly, through agents designated by them from time to time or through dealers or underwriters also to be designated, may sell the shares from time to time, in or through privately negotiated transactions, or in one or more transactions, including block transactions, on the OTC Bulletin Board or on any stock exchange on which the shares may be listed in the future pursuant to and in accordance with the applicable rules of such exchange or otherwise. The selling price of the shares may be at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. To the extent required, the specific shares to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any such agent, dealer or underwriter and any applicable commission or discounts with respect to a particular offer will be described in an accompanying prospectus. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus. See "Plan of Distribution and Selling Shareholders." We will keep this prospectus current until the expiration dates of the warrants, even if the warrants which underlie certain shares of our common stock subject to this prospectus are out of the money.



         We will receive the proceeds from the exercise of the warrants, but will not receive any proceeds from the sale of the shares by the selling shareholders. The maximum amount of money that we will receive from the proceeds of the exercise of warrants is $458,600, excluding the proceeds from any of the C&A warrants, which do not have a fixed exercise price. The maximum amount that we will receive from the exercise of warrants that are currently in the money is $372,600. We have agreed to pay all of the expenses of the registration of the shares. The selling shareholders must pay any commissions and discounts of underwriters, dealers or agents. We have agreed to indemnify certain of the selling shareholders against certain civil liabilities under the Securities Act. See "Plan of Distribution and Selling Shareholders."



                             ACCOMPANYING DOCUMENTS



This prospectus is accompanied by a copy of SI Diamond Technology, Inc.'s latest form 10-KSB/A. A copy of SI Diamond Technology, Inc.'s latest form 10-QSB shall be provided without charge to each person to whom a prospectus is delivered.


                      SELLING SHAREHOLDERS AS UNDERWRITERS


         The selling shareholders and any broker-dealers, agents or underwriters that participate with the selling shareholders in the distribution of any of the shares may be deemed to be "Underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. See "Plan of Distribution and Selling Shareholders." One selling shareholder, First London Securities, is a broker-dealer and is deemed to be an "Underwriter" within the meaning of the Securities Act. First London purchased the shares covered by this prospectus in the ordinary course of business and at the time of its purchase had no agreements or understandings directly or indirectly, with any person to distribute these shares.


                                  RISK FACTORS

         See "Risk Factors" beginning on page 4 of this prospectus for a discussion of certain factors related to the Company and the common stock offered in this prospectus.

                                  RISK FACTORS

         The common stock being offered hereby involves a high degree of risk. You should carefully consider the following risk factors in addition to other information contained in this prospectus in deciding whether to invest in our shares of common stock.

OUR CFE PRODUCT DEVELOPMENT IS IN ITS EARLY STAGES AND THE OUTCOME IS UNCERTAIN


         Our Carbon Field Emission ("CFE") technology, and products that use this technology, will require significant additional development, engineering, testing and investment prior to commercialization. We have two leading potential CFE products. We are developing these products jointly with others based on our technology. Upon successful completion of the development process, our development partners will be required to license our technology to produce and sell the products. Our development partners retain all rights to any intellectual property that they develop in the process. Consequently, it may not be possible for others to produce these products without obtaining licenses from both us and our development partners.



         The first product being developed is a Picture Element Tube ("PET") intended for use initially in large indoor displays. If the PET is successful, we expect to enhance it to allow it to be used in outdoor displays. The PET or displays may not be successfully developed. We are also working on a product called the HyFED, which combines what we believe to be the best properties of a cathode ray tube ("CRT") and our CFE technology. It is our intention to license our HyFED technology to be used in the production of flat-screen TV applications that are cost competitive with CRTs. If either of these products are developed, it may not be possible for potential licensees to produce these products in significant quantities at a price that is competitive with other similar products.


WE HAVE NO CURRENT ROYALTY AGREEMENTS PRODUCING REVENUE


         Our future strategy is dependent on licensing our technology to other companies and obtaining royalties based on products that these licensees develop and sell. We have no plans to manufacture and sell any CFE products ourselves, and as such, we have no CFE product revenues. We signed a license agreement in 1999, for a one-time, up front, payment of approximately $5.6 million. We have no license agreements at the present time that will provide any future revenues. It is our intention that all future license agreements will include a provision that requires the payment of ongoing royalties.


OUR SUCCESS IS DEPENDENT ON OUR PRINCIPAL PRODUCTS AND TECHNOLOGY

         Our CFE technology is an emerging technology. Our financial condition and prospects are dependent upon our licensing the technology to others and upon market acceptance of our electronic display products. Additional R&D needs to be conducted on the CFE technology before others can produce products using this technology. Market acceptance of our products and products using our technology will be dependent upon the perception within the electronics and instrumentation industries of the quality, reliability, performance, efficiency, breadth of application and cost-effectiveness of the products. There can be no assurance that we will be able to gain commercial market acceptance for our products or develop other products for commercial use.

WE HAVE TECHNOLOGIES SUBJECT TO LICENSES

         As a licensee of certain research technologies through license and assignment agreements with Microelectronics and Computer Technology Corporation, we have acquired rights to develop and commercialize certain research technologies. In certain cases, we are required to pay royalties on the sale of products developed from the licensed technologies and fees on revenues from sublicensees. We also have to pay for the costs of filing and prosecuting patent applications. The agreement is subject to termination by either party, upon notice, in the event of certain defaults by the other party. We expect any royalty payments to be insignificant.


         We have also licensed certain patents related to carbon nanotube technology from Till Keesman. We are obligated to pay 50% of any royalties that we receive related to these patents to Mr. Keesman. If minimum royalties of $500,000 have not been paid by the end of May, 2002, the license will terminate at that time. If minimum royalties of $500,000 have been paid by the end of May 2002, but minimum royalties of $1,000,000 have not been paid by May, 2004, the license will terminate at that time.



         Certain of the products that we are developing may, in part, be based on some of these patents. Both of the products that we are developing based on our CFE Technology may rely on certain of the patents. Successful completion of the development work and introduction of the HyFED and PET products may require payment of royalties or license fees.


WE HAVE A HISTORY OF NET LOSSES

         We have a history of net losses. Our only profitable year was 1999, based on the strength of a license agreement of approximately $5.6 million signed in March 1999. We have incurred net income and losses as shown below:



                                                                 Net Income
                  Year Ended December 31                          (Loss)
                  ----------------------                       -------------
                           1992                                $  (1,630,978)
                           1993                                $  (7,527,677)
                           1994                                $  (7,255,420)
                           1995                                $ (14,389,856)
                           1996                                $ (13,709,006)
                           1997                                $  (6,320,901)
                           1998                                $  (3,557,548)
                           1999                                $   1,118,134
                           2000                                $  (7,671,014)

         Although we expect to be profitable in the future, we may not be. Our profitability in 2001 is dependent on the signing of additional license agreements. We may, however, continue to incur additional operating losses for an extended period of time as we continue to develop products. We do, however, expect the magnitude of those losses, if they continue, to decrease. McGladrey & Pullen, LLP, independent auditors of the Company, have expressed uncertainty as to our ability to continue as a going concern based, in part, on our accumulated losses from operations in prior years. See "Independent Auditor's Report." We have funded our operations to date primarily through the proceeds from the sale of our equity securities and debt offerings. In the past, we were primarily a contract research and development organization, but are in the process of transitioning to an organization that is primarily dependent on products sales and other business operations. See the risk factor "Our revenues have been dependent on government contracts in the past". In order to continue our transition from a contract research and development organization to an organization with ongoing operations, we anticipate that substantial product development and introduction expenditures will continue to be incurred.



WE ARE EXPOSED TO LITIGATION LIABILITY



         We were sued in 1996 by a former customer of Plasmatron for damages that the former customer claimed that it incurred as a result of the alleged failure of the machine provided by Plasmatron to perform as intended. This lawsuit was settled in January 2000 for a total payment of $1,450,000 of which $1,000,000 was funded by a bonding company that had provided a bond on the original contract and $450,000 was funded by us. We were also named as a third party defendant in another suit by other guarantors under the bond. This related lawsuit was settled in January 2001 for a total payment of $800,000 to the bonding Company. The majority of that settlement was paid by other defendants in the case. We agreed to pay $150,000 of this settlement. We have no further liability in either of these matters, beyond the $200,000 of notes payable recorded on the balance sheet.



         We have other lawsuits that arise in the normal course of business, including lawsuits by various trade creditors related to payment of amounts due. We expect all lawsuits to be resolved with no material impact on our financial statements. If we were to become subject to a judgment that exceeds our ability to pay, that judgment would have a material impact on our financial condition and could affect our ability to continue in existence.

WE HAVE FUTURE CAPITAL NEEDS AND THE SOURCE OF THAT FUNDING IS UNCERTAIN


         We expect to continue to incur substantial expenses for R&D, product testing, product introduction, product manufacturing at SBOA, product marketing, and administrative overhead. The majority of R&D expenditures are for the development of our CFE technology and our electronic display products. Our business model is based on our installing electronic display products at customer sites at our cost and then deriving advertising revenues from the signs, or from the outright sale of these products. Installation of our products at customer sites will require a significant capital investment on our part. Our outdoor electronic billboard product is available now and we have installed three units at test sites, although only minor revenues have been generated. We also have a variety of smaller electronic display products available that are intended primarily for indoor use. Some of our other proposed products may not be available for commercial sale or routine use for a period of up to two years. Commercialization of our existing and proposed products will require additional capital in excess of our current capital. A shortage of capital may prevent us from achieving profitability for an extended period of time. Because the timing and receipt of revenues from the sale of products will be tied to the achievement of certain product development, testing, manufacturing and marketing objectives, which cannot be predicted with certainty, there may be substantial fluctuations in our results of operations. If revenues do not increase as rapidly as anticipated, or if product development and testing and marketing require more funding than anticipated, we may be required to curtail our expansion and/or seek additional financing from other sources. We may seek additional financing through the offer of debt or equity or any combination of the two at any time.



         We have developed a plan to allow us to maintain operations until we are able to sustain ourselves on our own revenue, however our current cash levels are not sufficient to fund operations until we reach that point. We have the existing resources to continue operations for approximately four to six weeks. We have been operating in this manner for an extended period of time and we believe that we have the ability to continue to raise short term funding, if necessary, to enable us to continue operations until our plan can be completed. Our plan is primarily dependent on raising funds through the licensing of our technology, revenue generated from the installation of our electronic billboard product, and through debt and equity offerings.


         Our plan is based on current development plans, current operating plans, the current regulatory environment, historical experience in the development of electronic products and general economic conditions. Changes could occur which would cause certain assumptions on which this plan is based to be no longer valid. Our plan is primarily dependent on increasing revenues, licensing our technology, and raising additional funds through additional debt and equity offerings. If adequate funds are not available from operations or additional sources of financing, we may have to eliminate, or reduce substantially, expenditures for research and development, testing and production of our products. We may have to obtain funds through arrangements with other entities that may require us to relinquish rights to certain of our technologies or products. These actions could materially and adversely affect us.

WE MAY NOT BE ABLE TO PROVIDE SYSTEM INTEGRATION

         In order to prove that our technologies work and will produce a complete product, we must ordinarily integrate a number of highly technical and complicated subsystems into a fully-integrated prototype. There is no assurance that we will be able to successfully complete the development work on some of our proposed products or ultimately develop any market for those products.

WE HAVE LIMITED MANUFACTURING CAPACITY AND EXPERIENCE

         We have no established commercial manufacturing facilities in the area of CFE technology in which we are conducting our principal research . At the present time, we have no intention of establishing a manufacturing facility related to our CFE technology. We are focusing our efforts on licensing our technology to others for use in their manufacturing processes. The management team has commercial manufacturing and marketing experience in other industries and with other products in the display industry; however, we have no experience in manufacturing our proposed CFE products. To the extent that any of our other products require manufacturing facilities, we intend to contract with a qualified manufacturer.

RAPID TECHNOLOGICAL CHANGES COULD RENDER OUR PRODUCTS OBSOLETE AND WE MAY NOT REMAIN COMPETITIVE

         The display industry is highly competitive and is characterized by rapid technological change. Our existing and proposed products will compete with other existing products and may compete against other developing technologies. Development by others of new or improved products, processes or technologies may reduce the size of potential markets for our products. There is no assurance that other products, processes or technologies will not render our proposed products obsolete or less competitive. Many of our competitors have greater financial, managerial, distribution, and technical resources than we do. We will be required to devote substantial financial resources and effort to further R&D. There can be no assurance that we will successfully differentiate our products from our competitors' products, or that we will adapt to evolving markets and technologies, develop new products, or achieve and maintain technological advantages.

OUR PRODUCTS MAY NOT BE ACCEPTED BY THE MARKET


         Since our inception, we have focused our product development and R&D efforts on technologies that we believe will be a significant advancement over currently available technologies. With any new technology, there is a risk that the market may not appreciate the benefits or recognize the potential applications of the technology. Market acceptance of our products and products using our technology will depend, in part, on our ability to convince potential customers of the advantages of such products as compared to competitive products. It will also depend upon our ability to train manufacturers and others to use our products.


THE LOSS OF KEY PERSONNEL COULD ADVERSELY AFFECT OUR BUSINESS

         Our future success will depend on our ability to attract and retain highly qualified scientific, technical and managerial personnel. Competition for such personnel is intense. We may not be able to attract and retain all personnel necessary for the development of our business. In addition, much of the know-how and processes developed by us reside in our key scientific and technical personnel. The loss of the services of key scientific, technical and managerial personnel could have a material adverse effect on us.

WE ARE DEPENDENT ON THE AVAILABILITY OF MATERIALS AND SUPPLIERS

         The materials used in producing our current and future products are purchased from outside vendors. In certain circumstances, we may be required to bear the risk of material price fluctuations. We anticipate that the majority of raw materials used in products to be developed by us will be readily available. However, there is no assurance that the current availability of these materials will continue in the future, or if available, will be procurable at favorable prices.

WE MAY BE UNABLE TO ENFORCE OR DEFEND OUR OWNERSHIP AND USE OF PROPRIETARY TECHNOLOGY

         Our ability to compete effectively with other companies will depend on our ability to maintain the proprietary nature of our technology. Although we have been awarded patents, have filed applications for patents, or have licensed technology under patents that we do not own, the degree of protection offered by these patents or the likelihood that pending patents will be issued is uncertain. Competitors in both the United States and foreign countries, many of which have substantially greater resources and have made substantial investment in competing technologies, may already have, or may apply for and obtain patents that will prevent, limit or interfere with our ability to make and sell our products. Competitors may also intentionally infringe on our patents. The defense and prosecution of patent suits is both costly and time-consuming, even if the outcome is favorable to us. In foreign countries, the expenses associated with such proceedings can be prohibitive. In addition, there is an inherent unpredictability in obtaining and enforcing patents in foreign countries. An adverse outcome in the defense of a patent suit could subject us to significant liabilities to third parties. Although third parties have not asserted infringement claims against us, there is no assurance that third parties will not assert such claims in the future.

         We also rely on unpatented proprietary technology, and there is no assurance that others will not independently develop the same or similar technology, or otherwise obtain access to our proprietary technology. To protect our rights in these areas, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. These agreements may not provide meaningful protection for our trade secrets, know-how, or other proprietary information in the event of any unauthorized use, misappropriation or disclosure of such trade secrets, know-how, or other proprietary information. While we have attempted to protect proprietary technology that we develop or acquire and will continue to attempt to protect future proprietary technology through patents, copyrights and trade secrets, we believe that our success will depend upon further innovation and technological expertise.

OUR REVENUES HAVE BEEN DEPENDENT ON GOVERNMENT CONTRACTS IN THE PAST

         In previous years, a significant part of our revenues were derived from contracts with agencies of the United States government. Following is a summary of those revenues in recent years:


                                        Revenues from
                                          Government            Percentage of
      Year Ended December 31              Contracts             Total Revenue
      ----------------------            -------------           -------------
            1992                        $   930,000                 99%
            1993                        $ 1,147,000                 89%
            1994                        $   820,000                 41%
            1995                        $ 1,009,000                 33%
            1996                        $ 2,869,000                 50%
            1997                        $   854,000                 24%
            1998                        $         0                  0%
            1999                        $         0                  0%
            2000                        $   352,341                 13%



         We currently have one commitment for future government funding of approximately $580,000. We do not intend to seek any government funding unless it directly relates to achievement of our strategic objectives. A significant portion of the cost associated with the revenue recognized in 2000 were costs paid to a subcontractor on the project.


         Contracts involving the United States government are, or may be, subject to various risks including, but not limited to, the following:

         -        Unilateral termination for the convenience of the government

         - Reduction or modification in the event of changes in the government's requirements or budgetary constraints

         - Increased or unexpected costs causing losses or reduced profits under fixed-price contracts or unallowable costs under cost reimbursement contracts

         - Potential disclosure of our confidential information to third parties

         - The failure or inability of the prime contractor to perform its prime contract in circumstances where we are a subcontractor

         - The failure of the government to exercise options provided for in the contracts

         - The right of the government to obtain a non-exclusive, royalty free, irrevocable world-wide license to technology developed under contracts funded by the government if we fail to continue to develop the technology

THE MARKET FOR OUR COMMON STOCK IS VOLATILE

         The market price of the shares of SI Diamond common stock, like that of the common stock of many emerging technology companies, has fluctuated significantly in recent years and will likely continue to fluctuate in the future. The prices of securities of emerging technology companies currently rise rapidly in response to certain events, such as announcements concerning product developments, licenses and patents, although the outcome of such events may not be fully determined. It is expected that these reactions will continue in the future. Similarly, prices of such securities may fall rapidly if unfavorable results are encountered in product development or market acceptance. In the event that SI Diamond achieves earnings from the sale of products, securities analysts may begin predicting quarterly earnings. The failure of our earnings to meet analysts' expectations could result in a significant rapid decline in the market price of our common stock. In addition, the stock market has experienced and continues to experience extreme price and volume fluctuations which have affected the market price of the equity securities of many technology companies and which have often been unrelated to the operating performance of those companies. Such broad market fluctuations, as well as general economic and political conditions, may adversely affect the market price of the common stock.

SHARES OF OUR COMMON STOCK ARE ELIGIBLE FOR FUTURE SALE


         As of June 25, 2001, there were 64,348,475 shares of SI Diamond common stock outstanding, of which 55,243,169 shares of such common stock were freely tradable without restriction or further registration under the Securities Act by persons other than "affiliates" of SI Diamond. As of that date, the remaining shares of SI Diamond common stock were deemed "restricted securities," as defined in Rule 144 under the Securities Act, and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including exemptions provided by Rule 144 under the Securities Act. Under Rule 144, persons who have held securities for a period of at least one year may sell a limited amount of such securities without registration under the Securities Act. Rule 144 also permits, under certain circumstances, persons who are not affiliates of SI Diamond, to sell their restricted securities without quantity limitations once they have completed a two-year holding period.



         The Registration Statement, of which this Prospectus is a part, pertains to 6,813,701 shares of common stock which are currently "restricted securities"; and 10,080,000 shares of common stock which underlie existing warrants. SI Diamond is obligated to maintain the effectiveness of the Registration Statement for varying periods of time, pursuant to separate agreements with certain groups of the selling shareholders.



         In addition to the shares of common stock which are outstanding as of June 25, 2001, a total of 7,022,646 shares of common stock have been reserved for issuance pursuant to our stock option plans. Approximately 10,080,000 shares of common stock have also been reserved for issuance upon the exercise of warrants that have been issued by SI Diamond and 1,185,181 shares of common stock have been reserved for issuance upon conversion of the Company's Series G preferred stock.


         No prediction can be made as to the effect, if any, that future sales, or the availability of shares of SI Diamond common stock for future sales, will have on the market price prevailing from time to time. Sales of substantial amounts of SI Diamond common stock by SI Diamond or by shareholders who hold "restricted securities," or the perception that such sales may occur, could adversely affect prevailing market prices for the common stock.

OTHER CLASSES OF CAPITAL STOCK HAVE PRIOR AND SUPERIOR RIGHTS


         The rights of holders of the common stock to receive dividends or other payments with respect thereto are subject to any prior and superior rights of holders of SI Diamond's preferred stock. As of June 25, 2001, SI Diamond had issued and outstanding 850 shares of its Series G preferred stock, its only series outstanding. Additionally, the holders of the Series G preferred stock are entitled to a liquidation preference over the holders of the common stock. The Board of Directors, however, has the authority to provide for the issuance of additional shares of preferred stock in one or more additional series and such shares may, in the Board's discretion, have prior and superior rights to receive dividends or other payments with respect thereto. In light of its future capital requirements, SI Diamond could issue shares of preferred stock at any time having such prior and superior rights. See "Description of Capital Stock".


A POSSIBLE ADVERSE EFFECT ON THE PRICE OF OUR COMMON STOCK COULD RESULT FROM SALES BY SELLING SHAREHOLDERS IN THE MARKET

         Sales of or offers to sell substantial blocks of common stock currently held by certain shareholders, or the perception by investors, investment professionals or securities analysts of the possibility that such sales may occur could adversely affect the price of and market for the common stock.


         Upon registration in accordance with its obligations, the selling shareholders will be permitted to sell up to 16,893,701 shares of common stock, of which 10,080,000 are shares of common stock subject to issuance upon the exercise of certain warrants. The shares (assuming the exercise of all warrants subject to the Registration Statement) represent approximately 22.70% of the shares of common stock outstanding on the date hereof. We will not receive any proceeds from sales of shares held by such selling shareholders. SI Diamond will receive the proceeds from the exercise of any warrants to purchase shares of common stock. SI Diamond is unable to predict how much it will receive from the exercise of the warrants held by the Vision Mark Selling Shareholder since the price of such warrants shall be established, if at all, upon the achievement of certain milestones by C&A Services, L.L.C. See "Plan of Distribution and Selling Shareholders-Vision Mark Selling Shareholder." The exercise prices of all other warrants range from $1.00 to $2.15 per share of SI Diamond's common stock. It is unlikely that significant amounts of the warrants will be exercised until the trading price of the common stock exceeds the exercise price of the warrants, if at all.


WE HAVE NEVER PAID DIVIDENDS

         SI Diamond has never paid cash dividends on its equity securities and does not intend to pay cash dividends in the foreseeable future. To the extent the Company has earnings in the future, the Company intends to reinvest such earnings in the business operations of the Company.

OUR RESTATED ARTICLES OF INCORPORATION AND BYLAWS MAY INHIBIT A TAKEOVER

         SI Diamond's Restated Articles and Bylaws contain a number of provisions which could make its acquisition by means of an unsolicited tender offer, a proxy contest or otherwise, more difficult, including the following:

         - the Board is authorized to issue series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt;


         - the Board of Directors is divided into three classes of directors, with the result that approximately one-third of the Board of Directors are elected each year; and


         - except in limited circumstances, no shares of our preferred stock may be issued or sold to any officer or director of SI Diamond or any shareholder owning more than five percent (5%) of SI Diamond's common stock without the affirmative vote of a majority of its disinterested shareholders.

         See "Description of Capital Stock - Certain Provisions of the Articles of Incorporation, Bylaws and Texas Law."

OUR RESTATED ARTICLES AND BYLAWS LIMIT OUR DIRECTORS' LIABILITY AND PROVIDE FOR INDEMNIFICATION OF DIRECTORS AND OFFICERS

         SI Diamond's Restated Articles provide that a director will only be liable to SI Diamond for the following:

         - breaches of his duty of loyalty to SI Diamond and its shareholders,

         - acts or omissions not in good faith or which constitute a breach of duty of a director of SI Diamond or involves intentional misconduct or a knowing violation of law,

         - transactions from which a director receives an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office,

         - acts or omissions for which liability is specifically provided by statute, and

         - acts relating to unlawful stock purchases or payments of dividends.

Thus, SI Diamond may be prevented from recovering damages for certain alleged errors or omissions by its directors.

         The Bylaws also provide that, under certain circumstances, SI Diamond will indemnify its officers and directors for liabilities incurred in connection with their good faith acts. Such an indemnification payment might deplete our assets. While Texas law permits a shareholder to bring a derivative action on behalf of a corporation, the law relating to the remedies available to corporate shareholders is constantly changing. Shareholders who have questions concerning the fiduciary obligations of the officers and directors of SI Diamond should consult with independent legal counsel. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of SI Diamond pursuant to the foregoing provisions, or otherwise, SI Diamond has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

THERE ARE RISKS ASSOCIATED WITH FORWARD LOOKING STATEMENTS


         This prospectus contains some forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "anticipate", "believe", "expect", "estimate", "project", "intend", "plan", and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, and financial results. From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public.


         Any or all of our forward-looking statements in this report and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks or uncertainties. Many factors mentioned in the following discussion - for example, product development, competition, and the availability of funding - will be important in determining future results. Consequently, no forward-looking statement can be guaranteed. Actual future results may vary materially.

         We undertake no obligation to publicly update any forward-looking statements, whether as the result of new information, future events, or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our 10-QSB, 8-K, and 10-KSB reports to the SEC. Also note that we have provided the above cautionary discussion of risks, uncertainties, and possibly inaccurate assumptions relevant to our business. These are factors that we think could cause our actual results to differ materially from expected and historical results. Other factors besides those listed above could also adversely affect the Company. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

                                 USE OF PROCEEDS


         The selling shareholders will receive all of the net proceeds from the sale of the shares of SI Diamond common stock sold. Pursuant to this prospectus, SI Diamond will not receive any of the proceeds from the sale of the shares by the selling shareholders. SI Diamond will receive the proceeds from the exercise of the warrants, which proceeds will be used for working capital. SI Diamond is unable to predict how much it will receive from its exercise of the warrants held by the Vision Mark Selling Shareholder since the price of such warrants shall be established, if at all, upon the achievement of certain milestones by C&A Services, L.L.C. See "Plan of Distribution and Selling Shareholders - Vision Mark Selling Shareholder." The exercise prices of all other warrants range from $1.00 to $2.15 per share of SI Diamond's common stock. It is unlikely that significant amounts of the warrants will be exercised until the trading price of the common stock exceeds the exercise price of the warrants, if at all.


                  PLAN OF DISTRIBUTION AND SELLING SHAREHOLDERS

GENERAL

         SI Diamond is registering the shares on behalf of the Selling Shareholders. As used herein, "Selling Shareholders" includes donees and pledgees selling shares received from a named Selling Shareholder after the date of this Prospectus. The Selling Shareholders hold shares of SI Diamond's common stock which are (1) currently "restricted securities", or (2) issuable upon exercise of certain outstanding warrants to purchase shares of SI Diamond's common stock. All costs, expenses and fees in connection with the registration of the shares offered hereby will be borne by SI Diamond. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the Selling Shareholders.

         Sales of shares may be effected by Selling Shareholders from time to time in one or more types of transactions (which may include block transactions) on the OTC Bulletin Board or any stock exchange on which the shares may be listed in the future pursuant to and in accordance with the applicable rules of such exchange, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers or dealers or underwriters. The Selling Shareholders have advised SI Diamond that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the Selling Shareholders.

         The Selling Shareholders may effect such transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Shareholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).


         The Selling Shareholders and any broker-dealers that act in connection with the sale of shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act. One Selling Shareholder, First London Securities, is a broker-dealer and is deemed to be an

"Underwriter" within the meaning of the Securities Act. First London purchased its shares of the common stock subject to this prospectus in the ordinary course of business and at the time of such purchase had no agreements or understandings, directly or indirectly, with any person to distribute these shares of common stock. SI Diamond has agreed to indemnify each Selling Shareholder against certain liabilities, including liabilities arising under the Securities Act. The Selling Shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.



         Those Selling Shareholders that may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. Resales and reoffers of the shares by the Selling Shareholders must also be accompanied by the delivery of a copy of the prospectus. Copies of the prospectus shall be delivered to each Selling Shareholder after the Registration Statement, of which this prospectus is a part, is declared effective, along with a copy of SI Diamond's Form 10-KSB/A for the fiscal year ended December 31, 2000. Each person to whom a prospectus is delivered shall also be provided, without charge, a copy of SI Diamond's latest Form 10-QSB.To the extent required by applicable law, the specific shares to be sold, the names of the Selling Shareholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in the accompanying prospectus. Each Selling Shareholder shall also be informed of the anti-manipulative rules under Regulation M promulgated pursuant to the Exchange Act.


         Selling Shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule. They may also pledge shares as collateral for margin accounts, which shares can be resold pursuant to the terms of such accounts.

         There can be no assurance that the Selling Shareholders will sell any or all of the shares offered by them in this prospectus. SI Diamond has filed the Registration Statement, of which this prospectus forms a part, to comply with the exercise by certain Selling Shareholders of demand registration rights granted to such Selling Shareholders, and to comply with certain "piggyback" registration rights granted to other Selling Shareholders.

         Upon SI Diamond being notified by a Selling Shareholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Act, disclosing (i) the name of each such Selling Shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon SI Diamond being notified by a Selling Shareholder that a donee or pledgee intends to sell more than 500 shares, a supplement to this Prospectus will be filed.

1996 NOTE WARRANT SELLING SHAREHOLDERS

         On October 31, 1996, Diamond Tech One, Inc. ("DTO"), a wholly owned subsidiary of the Company, borrowed a total of $1,000,000 from private individuals and entities. All of the promissory notes made payable to the Note Warrant Selling Shareholders were guaranteed by SI Diamond. In addition, we granted warrants to each Note Warrant Selling Shareholder to purchase 50,000 shares of SI Diamond's Common Stock at $1.00 per share any time until June 1, 2000. These warrants were issued in an exempt transaction under Regulation D of the Securities Act.

         The Company also agreed to include these warrants on a registration statement and to keep such registration statement effective until the expiration date of the warrants. 50,000 of these warrants were extended until June 2001.


SERIES G SELLING SHAREHOLDERS

         In June 1997, the Series G Selling Shareholders received warrants to purchase an aggregate of 850,000 shares of SI Diamond's common stock at $1.00 per share. These warrants expire in August 2002. Of the warrants issued, 675,000 have been exercised and 175,000 remain outstanding.


         SI Diamond agreed at the time of sale of the Series G preferred stock to register pursuant to the Registration Statement the shares of common stock issuable upon conversion of the Series G preferred stock and the associated warrants and to keep such Registration Statement effective for one (1) year. Additionally, SI Diamond agreed to pay all of the expenses incident to the preparation and filing of the Registration Statement (other than commissions and discounts of any underwriters, dealers or agents). SI Diamond also agreed to indemnify the Series G selling shareholders and any underwriters they may utilize against certain civil liabilities, including liabilities arising under the Securities Act. In addition, each Series G selling shareholder agreed to indemnify SI Diamond against civil liabilities, including liabilities under the Securities Act, with respect to written information furnished by the Series G selling shareholders to SI Diamond.


VISION MARK SELLING SHAREHOLDER

         On November 11, 1998, Electronic Billboard Technology, Inc. ("EBT"), a wholly-owned subsidiary of SI Diamond entered into a Marketing Agent Agreement with Vision Mark, L.L.C., a Texas limited liability company. Pursuant to the marketing agreement, EBT appointed Vision Mark as a nonexclusive marketing representative. In connection with the marketing agreement, SI Diamond entered into a Consulting and Advisory Services Compensation Agreement with C&A Services, L.L.C. ("C&A"). SI Diamond also agreed that at such time as EBT entered into a letter of intent for the installation of certain of its operating systems resulting from Vision Mark's representation of EBT, SI Diamond would issue C&A 300,000 shares of its common stock. EBT entered into such an arrangement with Eckerd Corporation in January 2000. Accordingly, SI Diamond issued 300,000 shares of its common stock to C&A consulting in February 2000.

         SI Diamond also issued warrants to purchase SI Diamond common stock to C&A, which are exercisable upon the achievement of certain goals as described below:

                  (1) Once EBT has received revenue from arrangements pursuant to the Marketing Agent Agreement in the aggregate of $10,000,000, and for each successive and cumulative $10,000,000 increment of revenue achieved pursuant to the Marketing Agent Agreement, C&A may exercise warrants to purchase up to 250,000 shares of SI Diamond common stock at a purchase price equal to 50% of the average closing price of SI Diamond common stock on the five business days next preceding the date of the achievement of each $10,000,000 increment in revenue from the Marketing Agent Agreement.


                  (2) Within 60 days following each annual anniversary of the Marketing Agent Agreement, if the aggregate revenue from such agreement is at least equal to $10,000,000 for each such annual period, C&A shall have the additional right thereafter to exercise warrants to purchase shares of SI Diamond common stock with respect to each such annual determination. If the amount of revenue received pursuant to the Marketing Agent Agreement is equal to, but not less than 25% of, the aggregate revenue of SI Diamond for each such annual period, C&A may exercise warrants to purchase up to 100,000 shares of SI Diamond common stock at a purchase price equal to 75% of the average closing price of SI Diamond common stock on the five business days next preceding the last business day of each such annual period. For each additional 1% above 25% that the revenue received pursuant to the Marketing Agent Agreement contributed to the aggregate SI Diamond annual revenue for such annual period, C&A may exercise warrants to purchase up to 100,000 such additional shares of SI Diamond common stock, in incremental amounts of 4,000 shares of SI Diamond common stock each for each such additional 1% of revenue that the Marketing Agent Agreement contributed to the aggregate revenue of SI Diamond for such annual period. These warrants may be exercised at a purchase price equal to the average closing price of SI Diamond common stock on the five business days next preceding the last business day of such annual period, less a percentage equal to the sum of 25% plus an additional 1% for each additional 1% over and above 25% (not to exceed, in the aggregate, 50%) that the revenue achieved pursuant to the Marketing Agent Agreement contributed to the aggregate SI Diamond revenue for such annual period.


                  (3) SI Diamond also issued warrants to C&A to purchase an additional 2,300,000 shares of SI Diamond's common stock upon the receipt by EBT of each of $100,000,000 and $200,000,000, respectively, of cumulative revenue from the Marketing Agent Agreement (for a maximum of 4,600,000 shares). The purchase price for the shares subject to these warrants shall be equal to 50% of the average closing price on the five business days next preceding the date on the achievement of each of $100,000,000 and $200,000,000 of such cumulative revenue by EBT.

         Notwithstanding anything contained in the Consulting and Advisory Services Compensation Agreement, the number of shares of SI Diamond common stock received by C&A shall not exceed 10,000,000 shares, subject to adjustment in certain circumstances.

2000 PRIVATE PLACEMENTS

         From January through May 2000, in a series of four transactions with a shareholder, SI Diamond issued a total of 700,000 shares of common stock in exchange for a total of $1,000,000.

         In February 2000, SI Diamond issued a total of 200,000 shares of its restricted common stock to Nomura Holdings, Ltd. in exchange for Nomura's 5% ownership in SI Diamond's FEPET subsidiary.

         In June 2000, SI Diamond issued a total of 1,300,000 shares of common stock at a price of $1.00 per share in private placements and received total proceeds of $1,300,000.

         From September through November 2000, SI Diamond issued or received subscriptions for a total of 1,992,242 shares of common stock in private placements and received total proceeds of $1,155,000.

2000 NOTE SELLING SHAREHOLDERS

         In June 2000, SI Diamond issued a total of $375,000 in unsecured notes payable due in October, 2000. A total of $250,000 of these notes were extended until December 2001. These notes are convertible into common stock at the option of the Company at the maturity date of the note. The notes are convertible into stock at a rate based on 85% of the average trading price for the 5 day period preceding the due date of the notes.

2001 PRIVATE PLACEMENTS



         From January through March, 2001, in a series of private placements, SI Diamond issued a total of 3,521,712 shares of its common stock and received total proceeds of $1,857,797.


OTHER SELLING SHAREHOLDERS

         SI Diamond has agreed to give the shareholders listed herein as the Other Selling Shareholders "piggyback" registration rights regarding shares underlying certain warrants and shares held by these holders. Pursuant to these "piggyback" rights, SI Diamond agreed to use its best efforts to have the common stock and the common stock issuable upon the exercise of these warrants included in the Registration Statement, of which this prospectus is a part.

SELLING SHAREHOLDERS

         This prospectus covers offers of the shares of common stock owned by the Selling Shareholders. The following table lists the names of the selling shareholders as well as (1) the number of shares of common stock, and (2) the number of shares of common stock underlying existing warrants held as of April 20, 2001. Because SI Diamond does not know how many shares may be sold by the selling shareholders pursuant to this prospectus, no estimate can be given as to the number of the shares that will be held by the selling shareholders upon termination of this offering.

                           SELLING SHAREHOLDERS TABLE



                                NUMBER OF SHARES         NUMBER OF SHARES
                                   OF COMMON                OF COMMON
                                 STOCK HELD AND          STOCK UNDERLYING          PERCENTAGE OF INTERESTS
                                OFFERED PURSUANT         WARRANTS OFFERED            PRIOR TO ANY SALES
                                    TO THIS              PURSUANT TO THIS           MADE PURSUANT TO THIS
       SHAREHOLDER                 PROSPECTUS               PROSPECTUS                  PROSPECTUS(1)
       -----------              ----------------         ----------------          ----------------------
1996 NOTE WARRANT SELLING SHAREHOLDERS

Pinnacle Fund, L.P.                50,000                                                   *
Valassis Enterprises, Inc.                                      50,000                      *


SERIES G SELLING SHAREHOLDERS

James G. Petroff                                                25,000                      *
Mark S. Wagner                                                  25,000                      *
Chris S. Lawson                                                 25,000                      *
George Valassis                                                100,000                      *


VISION MARK SELLING
SHAREHOLDER

C&A Services, LLC                 162,000                    9,700,000(3)                13.2%


2001 PRIVATE PLACEMENTS

Calton Neel                       285,714                                                   *
First London Securities           350,877                                                   *
Calvin Nickal                     376,596                                                   *
George Fetterman                  276,000                                                   *
Miles King                         21,277                                                   *
Patrick Dolan                     212,766                                                   *
Donald Miller                      21,277                                                   *
Charles Bankhead                  175,439                                                   *
Elizabeth Bankhead Trust           52,632                                                   *
Grace K. Bankhead                  52,632                                                   *
James V. Carroll                   43,860                                                   *
Internet Venture                   52,632                                                   *
William Joplin                    105,264                                                   *
Jack Liston                        43,860                                                   *
Ronald Pederson                   105,264                                                   *
Joel Shepherd                     105,264                                                   *
Charles Simpson                    52,632                                                   *
T. McCullough Strother             87,720                                                   *
Pinnnacle Fund                    263,158                                                   *
Fred Mueller                       50,000                                                   *
Lakeshore Harbor Fund, LLP        125,000                                                   *
Gordon Snyder                       8,772                                                   *
Kevin Urretia                      21,053                                                   *
Dario Duany, Jr.                   21,053                                                   *

                                NUMBER OF SHARES         NUMBER OF SHARES
                                   OF COMMON                OF COMMON
                                 STOCK HELD AND          STOCK UNDERLYING          PERCENTAGE OF INTERESTS
                                OFFERED PURSUANT         WARRANTS OFFERED            PRIOR TO ANY SALES
                                    TO THIS              PURSUANT TO THIS           MADE PURSUANT TO THIS
       SHAREHOLDER                 PROSPECTUS               PROSPECTUS                  PROSPECTUS(1)
       -----------              ----------------         ----------------          ----------------------
Daniel Gilbert                    438,597                                                   *
Robin Eisenberg                    87,719                                                   *

2000 PRIVATE PLACEMENTS

MSB Family Trust                  700,000                                                1.08%
Nomura Trading Company, Ltd       150,000                                                   *
Robert Berman                     200,000                                                   *
Michael Denton, Jr.               231,014                                                   *
Pacific Northern, Inc.            250,000                                                   *
Pinnacle Fund, L.P.               250,000                                                   *
Zachary Carlile                    31,000                                                   *
Carlton Neel                      150,000                                                   *
Atlas Capital, L.P.               312,500                                                   *
D. Craig Valassis                 434,028                                                   *

2000 NOTE SELLING SHAREHOLDERS

Pinnacle Fund, L.P.               407,601                                                   *

OTHER SELLING SHAREHOLDERS

Katherine D. Banks                                              80,000                      *
James N. Perkins                                                20,000                      *
H. Scott Phillips                                               20,000                      *
John E. Palmer                                                   7,500                      *
H. Marcia Smolens                                                7,500                      *
SFT Consulting                                                  20,000                      *
Samuel W. Chawkin                  48,500                                                   *

                  TOTAL         6,813,701                   10,080,000                  22.70%
                                =========                   ==========                 ======


--------------------

*        Less than 1%

(1) This percentage was calculated including shares issuable upon the exercise of warrants into shares of the Company's Common Stock.


(2) These warrants shall only be exercisable, if at all, upon the achievement of certain milestones resulting from the representation of SI Diamond by Vision Mark.

                          DESCRIPTION OF CAPITAL STOCK


         The authorized capital stock of SI Diamond consists of 120,000,000 shares of common stock, par value $.001 per share, and 2,000,000 shares of preferred stock, par value $1 per share. The preferred stock may be issued in series and currently consists of the Series G preferred stock, of which 850 shares are issued and outstanding.



         After giving effect to the conversion of all 10,080,000 warrants which are subject to the prospectus, there would be 74,428,475 shares of common stock issued and outstanding. 7,022,646 shares of common stock are reserved for issuance under SI Diamond's stock option plans and 1,185,181 additional shares reserved for issuance upon the conversion of the Series G preferred stock.


COMMON STOCK

         The holders of common stock are entitled to one vote per share, voting with the holders of any other class of stock entitled to vote, without regard to class, on all matters to be voted on by the shareholders, including the election of directors. All issued and outstanding shares of common stock are fully paid and nonassessable. The common stock is currently listed on the OTC Bulletin Board.

         Subject to any prior and superior rights of the preferred stock, the holders of common stock are entitled to receive dividends when, and if, declared by the Board of Directors from funds legally available. Currently, no series of preferred stock has rights that are prior and superior to the common stock with respect to dividends.

         In the event of any liquidation, dissolution or winding up of the affairs of SI Diamond, the holders of the common stock are entitled to receive, pro rata, any assets of the company remaining after payment has been made in full to the holders of any series of preferred stock with a liquidation preference. Currently, only the holders of the Series G preferred stock are entitled to a liquidation preference.

PREFERRED STOCK


         The preferred stock may be issued from time to time in one or more series as may be established and designated from time to time by the Board of Directors by resolution. The voting powers, preferences and relative, participating, optional and other special rights and the qualifications, limitations or restrictions of any series of preferred stock shall be as stated in the resolution or resolutions of the Board of Directors that provides for the designation of such series. With the exception of shares issued pursuant to any duly adopted stock option plan of SI Diamond, no shares of preferred stock may be issued to any officer or director of SI Diamond or any shareholder who directly or indirectly owns greater than five percent (5%) of the issued and outstanding voting stock of SI Diamond or any affiliate of such persons, without the affirmative vote of a majority in interest of the disinterested shareholders. Under the Texas Business Corporation Act, each series of preferred stock is entitled to vote as a class with respect to a proposed amendment to SI Diamond's Restated Articles of Incorporation in certain circumstances. As of June 25, 2001, the only preferred stock of SI Diamond outstanding was its Series G preferred stock.

Series G preferred stock

         There are 3,000 shares of Series G preferred stock currently authorized for issuance, of which 850 shares are issued and outstanding. Subject to adjustment in certain circumstances, each share of Series G preferred stock is convertible into that number of shares of common stock determined by dividing the original issue price of the Series G preferred stock, plus an amount equal to ten percent (10%) of the issue price per annum, by $1.00.

         Except as provided by law, the holders of Series G preferred stock shall be entitled to a number of votes equal to the number of shares of common stock into which their respective shares of Series G preferred stock are then convertible on the record date for the taking of such vote of shareholders. Holders of Series G preferred stock shall be entitled to notice of all shareholders meetings or written consents with respect to which they would be entitled to vote.

         In the event of any liquidation, dissolution or winding-up of SI Diamond, either voluntary or involuntary, the holders of shares of the Series G preferred stock then issued and outstanding shall be entitled to be paid out of the assets of SI Diamond available for distribution to its shareholders, whether from capital, surplus or earnings, before any payment shall be made to the holders of shares of the common stock, an amount per share equal to the sum of
(i) the stated value and (ii) an amount equal to ten percent (10%) of the stated value multiplied by the fraction N/365, where N equals the number of days elapsed since the issue date of the Series G preferred stock. If, upon any liquidation of SI Diamond, the assets available for distribution shall be insufficient to pay the holders of shares of the Series G preferred stock and the holders of any other series of preferred stock with a liquidation preference equal to the liquidation preference of the Series G preferred stock the full amounts to which they shall respectively be entitled, the holders of shares of the Series G preferred stock and the holders of any other series of preferred stock with liquidation preference equal to the liquidation preference of the Series G preferred stock shall receive all of the assets of SI Diamond available for distribution and each such holder of shares of the Series G preferred stock and the holders of any other series of preferred stock with a liquidation preference equal to the liquidation preference of the Series G preferred stock shall share ratably in any distribution in accordance with the amounts due such shareholders. After payment shall have been made to the holders of shares of the Series G preferred stock of the full amount to which they shall be entitled, as aforesaid, the holders of shares of the Series G preferred stock shall be entitled to no further distributions thereon and the holders of shares of the common stock and of shares of any other series of stock of SI Diamond shall be entitled to share, according to their respective rights and preferences, in all remaining assets of SI Diamond available for distribution to its shareholders.

SHARES ELIGIBLE FOR FUTURE SALE


         As of June 25, 2001, there were 64,348,475 shares of common stock outstanding, of which 55,243,169 shares of common stock were freely tradable without restriction or further registration under the Securities Act by persons other than "affiliates" of the Company. As of that date, the remaining shares of common stock were deemed "restricted securities," as defined in Rule 144 under the Securities Act, and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including exemptions provided by Rule 144 under the Securities Act. Under Rule 144, persons who have held securities for a period of at least one year may sell a limited amount of such securities without registration under the Securities Act. Rule 144 also permits, under certain

'


circumstances, persons who are not affiliates of SI Diamond, to sell their restricted securities without quantity limitations once they have completed a two-year holding period.

The Registration Statement, of which this prospectus is a part, pertains to


         - 6,813,701 shares of common stock which are currently "restricted securities"; and



         - 10,080,000 shares of common stock which underlie existing warrants.


We are obligated to maintain the effectiveness of the Registration Statement for varying periods of time, pursuant to separate agreements with certain groups of the selling shareholders.


         In addition to the shares of common stock which are outstanding as of June 25, 2001, 7,022,646 shares of common stock have been reserved for issuance pursuant to SI Diamond's stock option plans and 1,185,181 shares have been reserved for issuance upon the conversion of the Series G preferred stock. A total of 10,080,000 shares of common stock have also been reserved for issuance upon exercise of warrants that have been issued by SI Diamond (all of which are subject to this prospectus).


         No prediction can be made as to the effect, if any, that future sales, or the availability of shares of common stock for future sales, will have on the market price prevailing from time to time. Sales of substantial amounts of common stock by SI Diamond or by shareholders who hold "restricted securities," or the perception that such sales may occur, could adversely affect prevailing market prices for the common stock.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the common stock is Computer Share, Inc. (formerly American Securities Transfer, Incorporated), 12039 West Alameda Parkway, Suite Z-2, Lakewood, Colorado 80228.

CERTAIN PROVISIONS OF THE ARTICLES OF INCORPORATION, BYLAWS AND TEXAS LAW


         SI Diamond's Restated Articles currently contain provisions which could be considered to have anti-takeover effects. First, the authorized and unissued shares of SI Diamond's preferred stock and common stock could be used by incumbent management to make more difficult and thereby discourage an attempt to acquire control of SI Diamond, even though some shareholders may deem such an acquisition desirable. For example, the shares of unissued preferred stock and unissued common stock could be privately placed with purchasers who might support the Board of Directors in opposing a hostile takeover bid. The issuance of the unissued preferred stock with voting rights and/or the unissued common stock could also be used to dilute the stock ownership and voting power of a third party seeking to remove directors, replace incumbent directors, accomplish certain business combinations, or alter, amend, or replace provisions in SI Diamond's Restated Articles. To the extent that it impedes any such attempt, the unissued preferred stock and unissued common stock may serve to perpetuate current management. From time to time, SI Diamond evaluates potential transactions and acquisitions, which if consummated, may require the issuance of the unissued preferred stock or unissued common stock.


         SI Diamond's Restated Articles require a classified Board of Directors pursuant to which only one-third (1/3) of the Board of Directors is elected each year for a term of three years. Therefore, even when a shareholder, or a group of shareholders, has sufficient voting power to elect all of the directors to be elected every year, SI Diamond's classified Board could have the effect of requiring two successive annual meetings to replace a majority of the Board of Directors and three annual meetings to replace the entire Board of Directors. There is no cumulative voting with respect to the election of directors.

         SI Diamond's Restated Articles also contain a provision which states that, with the sole exception of shares issued pursuant to the duly adopted stock option plans, no shares of SI Diamond's preferred stock shall be issued or sold to any officer or director of SI Diamond, or any shareholder who directly or indirectly owns more than five percent (5%) of the issued and outstanding voting stock of SI Diamond, or any affiliate of such a person, without the affirmative vote of a majority in interest of the disinterested shareholders of SI Diamond.

         SI Diamond shall not be obligated to deliver notices or offer voting stock for sale pursuant to these provisions in respect of the following issuances of voting stock: (a) pursuant to employee, director or consultant stock option, purchase, bonus, exchange or other such plans or upon the exercise of options or other rights granted thereunder, and (b) in connection with transactions in which shares of voting stock are issued to security holders of a company being acquired by SI Diamond or to a company some or all of whose assets are being acquired by SI Diamond.

         The Restated Articles limit the liability of directors of SI Diamond in their capacity as directors. Specifically, the directors of SI Diamond will not be liable to SI Diamond or its shareholders for monetary damages for an act or omission in a director's capacity as a director, except for liability for the following:

         - for any breach of the director's duty of loyalty to SI Diamond or its shareholders,

         - for any act or omission not in good faith which constitutes a breach of duty of the director to SI Diamond or acts or omissions which involve intentional misconduct or a knowing violation of the law,

         - for transactions from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office,

         - for an act or omission for which the liability of a director is expressly provided for by an applicable statute, or

         - for acts related to an unlawful stock repurchase or payment of a dividend.


         The overall effect of the provisions in SI Diamond's current Restated Articles described above would be to make more difficult or discourage a merger, tender, offer or proxy contest, even if such transaction or occurrence generally is favorable to the interests of the shareholders, or they may delay or frustrate the assumption of control by a holder of a large block of SI Diamond's securities and the removal of incumbent management, even if such removal may be beneficial to the shareholders.


                                     EXPERTS

         The consolidated balance sheets as of December 31, 1999 and the consolidated statements of operations, stockholders' equity (deficit) and cash flows for the year then ended, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report, which includes an explanatory paragraph regarding SI Diamond's ability to continue as a going concern, of Wallace Sanders & Company, independent accountants, given on the authority of that firm as experts in accounting and auditing.

         The consolidated balance sheets as of December 31, 2000 and the consolidated statements of operations, stockholders' equity (deficit) and cash flows for the year then ended, incorporated by reference in this prospectus, have been incorporated herein in reliance on the report, which includes an explanatory paragraph regarding SI Diamond's ability to continue as a going concern, of McGladrey & Pullen, LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

                                 LEGAL OPINIONS


         Legal matters in connection with the common stock offered hereby have been passed upon for the Company by Donald T. Locke, Esq. Mr. Locke will opine that (1) the shares of common stock held by the selling shareholders and (2) the shares of common stock underlying the warrants, when such shares are duly delivered against payment as provided in the warrants, shall all be validly issued, fully paid, and nonassessable.



                       WHERE YOU CAN FIND MORE INFORMATION



         This prospectus is part of a Registration Statement on Form S-2 that we filed with the Commission. This prospectus does not contain all of the information in the Registration Statement. The Registration Statement contains more information than this prospectus regarding SI Diamond and its common stock, including exhibits and schedules. You can get a copy of the Registration Statement from the SEC at the address below or from its internet site.



         We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the documents we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.A., Judiciary Plaza, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. You can request copies of these documents upon payment of a duplicating fee by writing to the SEC at the public reference section at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site that contains information regarding registrants at http:\\www.sec.gov.

         SI Diamond's common stock is included in the OTC Bulletin Board under the symbol "SIDT". Reports, proxy and information statements and other information concerning the Company can be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, 3rd Floor, Washington, D.C. 20006 or obtained by calling the Nasdaq Public Reference Room Disclosure Group at 1-800-638-8241.

                       DOCUMENTS INCORPORATED BY REFERENCE



         The Commission allows us to "incorporate" into this prospectus information we file with the Commission in other documents. This means we can disclose important information to you by referring to other documents which we have filed that contain that information. The following documents, which have been filed by SI Diamond with the Commission pursuant to the Exchange Act (File No. 1-11602), are incorporated by reference in this prospectus and shall be deemed to be a part hereof:



         (1) SI Diamond's Annual Report on Form 10-KSB/A for the fiscal year ended December 31, 2000;



         (2) SI Diamond's Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2001.



         (3)      SI Diamond's Current Report on Form 8-K dated as of January 8,
                  2001;



         (4)      SI Diamond's Current Report on Form 8-K dated as of January
                  10, 2001;



         (5) The description of SI Diamond's common stock which is contained in its Registration Statement on Form 8-A filed on November 19, 1992, pursuant to Section 12 of the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description.



         We incorporate by reference all future documents we may file with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we terminate the offering of these shares. The information that we incorporate by reference may include documents filed after the date of this Prospectus which update and supersede the information you read in this Prospectus.



         You may request a copy of the documents incorporated by reference at no cost. Requests for copies should be directed in writing or by telephone to:



                           SI DIAMOND TECHNOLOGY, INC.
                       3006 LONGHORN BOULEVARD, SUITE 107
                               AUSTIN, TEXAS 78758
                         ATTENTION: CORPORATE SECRETARY
                           (TELEPHONE: (512) 339-5020)

================================================================================


YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO GIVE YOU INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. THE SELLING SHAREHOLDERS ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF SI DIAMOND COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF THE SHARES.

                               -------------------

                                TABLE OF CONTENTS


                                                                         Page
                                                                         ----
Risk factors ............................................................  4

Where you can find more information ..................................... 13

Documents incorporated by reference ..................................... 14

Use of proceeds ......................................................... 15

Plan of distribution and selling shareholders ........................... 15

Selling Shareholders table .............................................. 20

Description of capital stock ............................................ 22

Experts ................................................................. 26

Legal Opinions .......................................................... 26


                                   SI DIAMOND
                                   TECHNOLOGY,
                                      INC.

                               [LOGO APPEARS HERE]


                               6,813,701 SHARES OF
                                  COMMON STOCK
                           (PAR VALUE $.001 PER SHARE)



                              10,080,000 SHARES OF
                                  COMMON STOCK
                               UNDERLYING WARRANTS


                                   ----------

                                   PROSPECTUS

                                   ----------


                                  JUNE _, 2001



================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.          OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The estimated fees and expenses payable in connection with this offering, all of which are payable by SI Diamond, are as follows:


         Securities and Exchange Commission registration fee     $   500.00

         Printing and engraving expenses                         $ 2,500.00

         Legal fees and expenses                                 $ 5,000.00

         Accounting fees and expenses                            $ 5,000.00

         Miscellaneous                                           $ 2,000.00
                                                                 ----------
           Total                                                 $15,000.00


ITEM 15.          INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Article 2.02A(16) and Article 2.01-1 of the Texas Business Corporation Act and Article VIII of SI Diamond's Bylaws provide it with broad powers and authority to indemnify its directors and officers and to purchase and maintain insurance for such purposes. Pursuant to such statutory and Bylaw provisions, SI Diamond has purchased insurance against certain costs of indemnification that may be incurred by it and its officers and directors. See "Item 17. Undertakings" for a description of the Securities and Exchange Commission's position regarding such indemnification provisions.

         Additionally, Article Seven(C) of the Restated Articles, provides that a director of SI Diamond is not liable to the company or its shareholders for monetary damages for any act or omission in the director's capacity as director, except that Article Seven(C) does not eliminate or limit the liability of a director for:

         - breaches of his duty of loyalty to SI Diamond and its shareholders;

         - acts or omissions not in good faith or which constitute a breach of duty of a director or involve intentional misconduct or a knowing violation of law;

         - transactions from which a director receives an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office;

         - acts or omissions for which liability is specifically provided by statute; and

         - acts relating to unlawful stock purchases or payments of dividends.

         Article Seven(C) also provides that any subsequent amendments to Texas statutes that further limit the liability of directors will inure to the benefit of the directors, without any further action by shareholders. Any repeal or modification of Article Seven(C) shall not adversely affect any right of protection of a director existing at the time of the repeal or modification.

         The foregoing discussion is not intended to be exhaustive and is qualified in its entirety by each of such documents and such statutes.

ITEM 16.          EXHIBITS

         See Index to Exhibits on page II - 6 for a descriptive response to this item.

ITEM 17.          UNDERTAKINGS

         (a)      The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration
         Statement:

                           (i) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON BEHALF OF THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF AUSTIN, STATE OF TEXAS, ON JUNE 25, 2001.


                                       SI DIAMOND TECHNOLOGY, INC.




                                       By /s/ Marc W. Eller
                                         -------------------------------------
                                                   Marc W. Eller
                                         Chairman and Chief Executive Officer


         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Marc W. Eller and Tracy Vaught, and each or either of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any subsequent registration statements relating to the offering to which this Registration Statement relates, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.


         Signature                     Title                         Date
         ---------                     -----                         ----



    /s/ Marc W. Eller         Chairman of the Board of          June 25, 2001
-------------------------     Directors and
      Marc W. Eller           Chief Executive Officer
                              (Principal Executive Officer)



   /s/ Dr. Zvi Yaniv          President and                     June 25, 2001
-------------------------     Chief Operating Officer
     Dr. Zvi Yaniv            and Director



     /s/ Tracy Vaught         Vice President,                   June 25, 2001
-------------------------     Chief Financial Officer
       Tracy Vaught           (Principal Financial and
                              Accounting Officer)



   /s/ Ronald J. Berman      Director                           June 25, 2001
-------------------------
     Ronald J. Berman



  /s/ Philip C. Shaffer      Director                           June 25, 2001
-------------------------
   Philip C. Shaffer




   /s/ David R. Sincox       Director                           June 25, 2001
-------------------------
     David R. Sincox



  /s/ Charles C. Bailey      Director                           June 25, 2001
-------------------------
   Charles C. Bailey

                                INDEX TO EXHIBITS

         The exhibits indicated by an asterisk (*) are incorporated by reference from previous filings with the Commission.


                                                                                                           SEQUENTIALLY
EXHIBIT                                                                                                    NUMBERED
NUMBER           DESCRIPTION OF EXHIBIT                                                                    PAGES
-------          ----------------------                                                                    ------------
4.1*             Form of Certificate for shares of the Company's common stock (Exhibit 4.1 to the Company's Registration Statement on Form SB-2 (No. 33-51466-FW)
                 dated January 7, 1993).

4.2*             Regulation D Subscription Agreement dated as of November 11, 1998, by and between the Company and C&A Services, L.L.C., for the issuance of warrants to purchase shares of Common Stock of the Company (Exhibit 4.1 to the
                 Company's Current Report on Form 8-K dated as of December 7, 1998).

4.3*             Consulting and Advisory Services Agreement by and between the Company and
                 C&A Services, L.L.C. dated as of November 11, 1998 (Exhibit 10.1 to the
                 Company's Current Report on Form 8-K dated as of December 7, 1998.)

4.4*             Marketing Agent Agreement by and between Electronic Billboard Technology,
                 Inc. And Vision Mark, L.L.C. dated as of November 11, 1998. (Exhibit 10.2 to the Company's Current Report on Form 8-K dated as of December 7, 1998.)

4.5*             Form of Regulation D Subscription agreement by and between the Company and the participants of private placement (Exhibit 4.8 to the Company's Annual
                 Report on Form 10KSB for the year ended December 31, 2000.)

4.6*             Form of Registration Rights Agreement by and between the Company and the participants of private placements (Exhibit 4.9 to the Company's Annual
                 Report on Form 10KSB for the year ended December 31, 2000.)

5.1              Opinion of Donald T. Locke, Esq. as to certain legal aspects of the offering.

23.1             Consent of Donald T. Locke, Esq. (included in Exhibit 5.1).

23.2             Consent of Wallace Sanders & Company.

23.4             Consent of McGladrey & Pullen, LLP

                                                                                                           SEQUENTIALLY
EXHIBIT                                                                                                    NUMBERED
NUMBER           DESCRIPTION OF EXHIBIT                                                                    PAGES
-------          ----------------------                                                                    ------------
24               Powers of Attorney (set forth on the signature page of this Registration
                 Statement - filed previously)